SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEMCO AVIATION GROUP, INC.
(Name of Subject Company (issuer))

PEMCO AVIATION GROUP, INC. (ISSUER)
(Name of Filing Person)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

706444106
(CUSIP Number of Class of Securities)

RONALD A. ARAMINI
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PEMCO AVIATION GROUP, INC.
1943 NORTH 50TH STREET
BIRMINGHAM, AL 35212
(205) 592-0011
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

COPY TO:
DAVID A. HAHN, ESQ.
LATHAM & WATKINS
701 B STREET, SUITE 2100
SAN DIEGO, CA 92101
(619) 236-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$44,000,000.00	$8,800.00

*	For the purpose of calculating the filing fee only, this amount is based on the purchase of the maximum 2,000,000 shares of common stock at the exchange offer price of $22.00 per share.
**	Calculated in accordance with Rule 0-11 and based on the transaction valuation multiplied by one-fiftieth of one percent.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rules 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

All information in the Offering Circular dated November 12, 2002 attached hereto as Exhibit 99(a)-1 (“Offering Circular”) is incorporated herein by reference in answer to some or all of the items below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offering Circular, most specifically under the section heading “Summary Term Sheet of the Exchange Offer,” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)  The information set forth in the Offering Circular, most specifically under the section heading “Business,” is incorporated herein by reference.

(b)  The information set forth in the Offering Circular, most specifically under the section heading “Description of Capital Stock,” is incorporated herein by reference.

(c)  The information set forth in the Offering Circular, most specifically under the section heading “Price Range of Common Stock,” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  This statement is being filed by the issuer subject company. The names and mailing addresses of the directors and executive officers of Pemco Aviation Group, Inc. (“Pemco” or the “Issuer”), who are the persons specified in Instruction C to Schedule TO, are set forth below:

NAME	ADDRESS AND TELEPHONE NUMBER	OFFICE
Ronald A. Aramini	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	President, Chief Executive Officer and Director
John R. Lee	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Senior Vice President and Chief Financial Officer
Richard G. Godin	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Vice President—Finance
Doris K. Sewell	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Vice President—Legal and Corporate Affairs
Eric L. Wildhagen	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Vice President—Engineering and Product Support

Michael E. Tennenbaum	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Chairman of the Board of Directors

Harold T. Bowling	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Director

Matthew L. Gold	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Director

Mark K. Holdsworth	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Director

General Thomas C. Richards	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Director

General Ronald W. Yates	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Director

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offering Circular, most specifically under the section heading “The Exchange Offer,” is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Neither the Issuer nor, to the best of the Issuer’s knowledge, any of its directors or executive officers is party to any other agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Issuer.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The information set forth in the Offering Circular, most specifically under the section subheading “Purposes and Effect of the Exchange Offer,” is incorporated herein by reference.

(b) The shares of Issuer’s common stock acquired in the Exchange Offer will be held in treasury by the Issuer.

(c) With respect to any material changes the Exchange Offer will have on Issuer’s indebtedness and capitalization, the information set forth in the Offering Circular, most specifically under the section headings “Certain Pro Forma Financial Information” and “Capitalization,” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offering Circular, most specifically under the section heading “The Exchange Offer,” is incorporated herein by reference.

(b) The information set forth in the Offering Circular, most specifically under the section subheading “Conditions to and Amendment and Termination of the Exchange Offer,” is incorporated herein by reference.

(d) The information set forth in the Offering Circular, most specifically under the section heading “The Exchange Offer,” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offering Circular, most specifically under the section heading “Beneficial Ownership of Officers and Directors,” is incorporated herein by reference.

(b) On September 7, 1999, Matthew L. Gold, Tennenbaum & Co., LLC, an entity controlled by Michael E. Tennenbaum (“TCO”), Mark K. Holdsworth and Howard M. Levkowitz, an associate of Mr. Tennenbaum, formed TCO/PSI, LLC (“TCO/PSI”), of which Mr. Gold and TCO were managing members. Mr. Gold contributed 1,026,909 shares of Common Stock to TCO/PSI pursuant to the Limited Liability Agreement of TCO/PSI dated September 7, 1999 (the “LLC Agreement”). The LLC Agreement provided that (i) TCO/PSI would vote the contributed shares for the election of a slate of directors of Pemco consisting of two TCO nominees, two Mr. Gold nominees, and such other nominees as Mr. Gold and TCO selected, and (ii) TCO/PSI would vote the contributed shares in favor of any matter recommended by a majority of Pemco’s Board of Directors, on condition that all of the TCO and Mr. Gold nominees were then serving and voted or abstained from voting. In the event that a matter was submitted for stockholder approval without a recommendation from Pemco’s Board of Directors, TCO/PSI would vote the contributed shares as directed by Mr. Gold and TCO, or, if Mr. Gold and TCO did not agree as to how the contributed shares should be voted on that matter, TCO/PSI would vote 50% of the contributed shares as directed by Mr. Gold and the other 50% as directed by TCO. In connection with these transactions, Mr. Tennenbaum and Mr. Holdsworth, were appointed to Pemco’s Board of Directors, with Mr. Tennenbaum being named Chairman of the Board, and two members of Pemco’s Board of Directors resigned.

On November 6, 2002, TCO/PSI was dissolved by the agreement of its members, a certificate of cancellation of TCO/PSI was filed with the Secretary of State of the State of Delaware, and TCO/PSI’s holdings in Pemco’s Common Stock were distributed to its members. As a result of the TCO/PSI dissolution and distribution to its members, Mr. Gold received 700,000 shares of Pemco Common Stock, TCO received 248,555 shares of Pemco Common Stock (2,486 shares of which it is obligated to transfer to an employee of an affiliated entity), Mr. Holdsworth received 47,220 shares of Pemco Common Stock and Mr. Levkowitz received 31,134 shares of Pemco Common Stock. On November 6, 2002, Mr. Gold also sold to Massachusetts Mutual Life Insurance Company (“MassMutual”) and its affiliates the 700,000 shares of Pemco Common Stock Mr. Gold received in connection with the TCO/PSI dissolution and distribution for an aggregate purchase price of $14.5 million ($20.71 per share). As a result of that purchase, MassMutual and its affiliates own approximately 26% of Pemco’s outstanding Common Stock as of November 7, 2002. MassMutual serves as co-manager of, and/or is an investor in, investment funds managed by affiliates of TCO.

Other than as described above, neither the Issuer nor, to the best of the Issuer’s knowledge, any of its directors or executive officers, or any of the executive officers or directors of any of its subsidiaries, or any associate or majority-owned subsidiary of the Issuer, has engaged in any transaction involving shares of the Issuer’s common stock during the period of 60 business days prior to the date hereof.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a) The Audited Consolidated Financial Statements for the fiscal years ended December 31,

2001 and December 31, 2000 included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and the Unaudited Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, are incorporated herein by reference. The remaining financial information required is also contained in the Offering Circular.

(b) The information set forth in the Offering Circular, most specifically under the section heading “Certain Pro Forma Financial Information,” is incorporated herein by reference.

(c) The information set forth in the Offering Circular, most specifically under the section heading “Summary Selected Financial Data,” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) With respect to regulatory requirements, the Indenture under which the 12% Senior Subordinated Notes Due 2009 are issued must be qualified under the Trust Indenture Act of 1939. The Issuer has filed a Form T-3 for this purpose.

(b) Additional information with respect to the Exchange Offer and related matters is set forth in the Offering Circular and is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)-1	Offering Circular, dated November 12, 2002.

(a)-2	Form of Letter of Transmittal.

(a)-3	Form of Notice of Guaranteed Delivery.

(a)-4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated November 12, 2002.

(a)-5	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated November 12, 2002.

(a)-6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2002.

PEMCO AVIATION GROUP, INC. A DELAWARE CORPORATION

By:	/S/ RONALD A. ARAMINI
Ronald A. Aramini President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99(a)-1	Offering Circular, dated November 12, 2002.

99(a)-2	Form of Letter of Transmittal.

99(a)-3	Form of Notice of Guaranteed Delivery.

99(a)-4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated November 12, 2002.

99(a)-5	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated November 12, 2002.

99(a)-6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.